Exhibit 99.1

SECTION 13(r) DISCLOSURE

Travelport Limited, which may be considered as an affiliate of The Blackstone Group, L.P., provided the disclosure reproduced below in connection with activities during the third fiscal quarter of 2013. We have no involvement in or control over the activities of Travelport Limited, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel related GDS and Airline IT Solutions services to Iran Air. We also provide certain Airline IT Solutions services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption in the International Emergency Economic Powers Act permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control (“OFAC”). Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended September 30, 2013 were approximately $164,000 and $122,000, respectively.”